 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 19, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: March 19, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

19 March 2010

Smith & Nephew plc (the “Company”) announces that on 18 March 2010 it received notification that the following person discharging managerial responsibilities (“PDMR”) exercised options and disposed of ordinary shares of US$0.20 on 17 March 2010 as follows:

Name of PDMR:	Elizabeth Bolgiano
Plan	i. 2001 US Share Plan ii. 2004 Executive Share Option Plan iii. 2004 Executive Share Option Plan iv. 2004 Executive Share Option Plan v. 2004 Executive Share Option Plan
Number of options over ordinary shares exercised	i. 11,683 ii. 17,470 iii. 9,542 iv. 17,071 v. 16,340
Option price per ordinary share	i. 622p ii. 581.5p iii. 533p iv. 514p v. 626.5p
No. of ordinary shares disposed:	i. 11,683 ii. 17,470 iii. 9,542 iv. 17,071 v. 16,340
Total holding following notification:	4,421 American Depository Shares (“ADSs”) (representing 22,105 ordinary shares)

Notes

The shares were sold at a price of 673.0615p per share. The transactions took place in London, UK. The total percentage holding following notification is less than 0.01%. One ADS represents five ordinary shares of US$0.20 each. This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons

Assistant Company Secretary
Tel: 020 7401 7646